Exhibit 99.1

Silvercorp Announces Project Update for El Domo

Trading Symbol:           TSX/NYSE American: SVM

VANCOUVER, BC, Feb. 4, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX/NYSE American: SVM) (the "Company") announces an update for its budget and construction schedule for the construction of the El Domo Project (the "Project").

The construction budget for the Project has been updated to $284 million, an increase of $44 million compared to the $240 million estimate dated March 31, 2025 (for reference, the 2021 Feasibility Study Budget was $248 million). The main items of increase or decrease are as follows:

1.	The VAT: rate has been revised from 10% ($19 million) to 15% ($35 million), resulting in a $16 million increase, which represents 36% of total budget growth. The Company expects to recover this VAT as a tax credit in the first year of operations once concentrate exports commence.
2.	Package #1 Construction: $5.1 million increase due to detailed design changes, construction of two rock buttress for waste dumps (SWD and WRF1) were added.
3.	The equipment and material purchases of the process plant have increased by $15 million due to:
1.	Some equipment was previously missing in both the April 2025 and 2021 Feasibility Studies, e.g. water recycling system from Tailing Storage Facility ("TSF"), SAG mill, regrind mill, bigger flotation cells and thickeners required to accommodate an increase in sulfur content from 9% (2021 Feasibility Study design) to 25% (current design) (~ $11 million).
2.	Logistics costs increased by $4 million (considering 15% of all equipment for sea freight, customs fees, storage, local transport, insurance, plus ~ 3.5% import tax), which was previously underestimated.
4.	The estimated construction and installation of the process plant have increased by $7.2 million based on the actual construction quotes for the 5000-square-metre ROM ore shack currently under construction.
5.	Bypass roads and access roads: $3.3 million increase mainly due to the upgrade of the new southern access road, so that 40-foot container trucks can pass.
6.	External powerline: added $2.3 million for payment on behalf of the Ecuador National Power Company (CNEL)for third-party supervision and land easements.
7.	Missing items such as Engineer of Record ("EoR"), and construction quality assurance and control ("QA/QC") supervision for TSF construction, site internal power distribution facilities, environment rehabilitation and protection, 4G network added another $10.1 million.
8.	Added $6.6 million in local purchases to support local supply chains and economy.
9.	Owner's Cost has increased from $30 million to $32.5 million, based on the monthly burn rate and additional expenses (e.g. insurance, services, community and institutional relationship, and security) plus a six-month extension for the construction period-~$2.5 million increase.
10.	Package #2 Mining and Stripping: estimated cost has decreased by $4.2 million based on the winning bidder's unit prices.
11.	Achieved savings of $4.7 million across various other projects.
12.	Contingency has been reduced from 20% ($32 million) to 8% ($17 million), a reduction of $15 million, reflecting more accurate estimates for the current budget. The contingency may account for the diesel price increase during construction (~10% to ~15% increase in unit costs for civil works), and inherent uncertainties as engineering design work continues.

Capital Cost Estimate Details:
The table below summarizes the schedule and costs to construct the Project:

		2025 April Budget	New Budget
			Spent in 2025	2026	July 1st, 2027	Total Budget
		($ Million)	($ Million)	($ Million)	($ Million)	($ Million)
1	Package #1 - Site preparation /Road s/Channels / TSF/SWD	47.5	22.4	32.5	2.5	57.4
2	Package #2 - Open Pit Mining and Stripping	39.0	0.0	23.4	11.3	35.0
3	Package #3 - Processing Plant Construction and Equipment	33.0	3.5	41.5	9.8	54.8
4	Temporary and Permanent Camps	7.0	1.9	4.7	0.4	7.0
	Packages #4,5 -Site Infrastructure (bypass roads, powerline, standby diesel generators, water treatment plant)	33.0	3.7	36.1	5.6	45.4
	Direct costs sub-total	159.4	31.5	138.2	29.6	199.3
6	Owner's Contingency	31.9	0.0	14.2	2.8	17.0
7	Owner's Cost	30.0	9.8	12.5	9.8	32.1
8	Value added tax (VAT)	19.1	3.1	27.1	5.0	35.2
	Total	240.5	44.5	191.9	47.2	283.6

Based on this new budget, the El Domo Project is scheduled to be in production by July 1st, 2027, representing a six-month delay from the previous estimate of early-2027.

Progress Achieved in 2025:

2025 has been a productive year, as we focused on construction Package #1: including Site preparation, Roads, Non-contact

Water Channels, TSF, Saprolite Waste Dump ("SWD"), and proceeded with other packages. During the year, we established a new project construction team, while overcoming an exceptionally heavy and long rainy season that lasted well into June, working with different communities and government agencies to ensure a sound working environment. Through the hard work of our local team, CRCC 14 and other contractors, along with the support of communities and government authorities, the Company made significant progress at the Project.

1.	Spent $44.5 million in 2025, representing approximately 16% of the total new budget.
2.	Successfully cleared 1,040 of the total 1,109 archaeological units, completing archaeological clearance in full compliance with permit conditions to start earth-moving activities.
3.	Over 2.6 million cubic metres of material were moved (including topsoil, saprolite and andesite material) for site preparation of Process plant, roads, TSF, SWD, and other site preparation.
4.	Built 8.1 km of internal haul roads, providing comprehensive access across the site, and upgraded and repaired 23.1 km of external roads, allowing 40-feet haul truck access. Additionally, 2.1 km of non-contact water channels were excavated as part of a robust water management system.
5.	Completed and commissioned the Construction Camp with a capacity of over 600 beds.
6.	Blasted at an on-site quarry and from Process plant Site Preparation to generate fresh non-acid generating rock for roads and the construction of the starter dam of the TSF, plus laid the foundation for a 5000 square metre ROM Ore Shed, which will serve as a warehouse initially during the construction period.
7.	Yantai Jinpeng Mining Machinery Co.,Ltd has finalized the detailed process flowsheet, equipment selection and cost estimates for the processing plant construction and equipment. The improved process flowsheet introduced a standalone sequential flotation of copper-gold into copper concentrates first; all other parts of the flowsheet follow the previous design. The new metallurgical recovery test results for the sequential flotation of copper-gold into copper concentrates first show a 5.4% increase in copper recovery and a 6.2% increase in gold recovery, enhancing the Project's projected economics.
8.	Ordered most of the long-lead time major equipment for the process plant and Diesel Power Generator Sets providing backup power for the entire site; paid a down payment of $7.2 million towards a total contract price of $16.9 million.
9.	Continuously engaged with different communities and stakeholders for support.
10.	Built an effective, integrated construction team, collaborating among team members at the El Domo construction site, Quito, Vancouver and Beijing.
11.	Strong and improving safety culture and management at site, with more than 960,000 hours worked with no major incidents.
12.	Implemented and complied with the Environmental Management Plan during construction activities.

Bidding for the Package #2 - Open Pit Mining and Stripping

After a competitive bidding process and several months of negotiation, the Company is expected to execute the mining contract for the construction and operation of the Project with China Railway 19th Bureau Group Co., Ltd. ("CRCC 19") on a "Unit Cost" basis, that is, the cost of drilling, blasting, hauling and dumping or compacting each cubic metre of rock over a certain distance. The fixed unit rate contract is structured into two primary phases: 1) the Construction Phase, valued at $35 million for mining and stripping, includes pre-stripping activities such as earthworks, rock stripping, and by-product ore mining; and 2) the Operations Phase, valued at approximately $63 million over the subsequent five years, covers annual mining and stripping of ore and waste rock. In addition, the contract includes the construction and management of the multi-stage raising of the Tailings Storage Facility (TSF) dam ($8 million). CRCC19 has a regional headquarter in Quito with over ten years operating experience in Ecuador building a large open pit copper-gold mine and ongoing mining and stripping. In advance of executing the contract CRCC 19 began mobilizing personnel to the El Domo site in January 2026 and equipment mobilization will begin this month.

Package #3 - Processing plant construction and equipment

Yantai Jinpeng Mining Machinery Co.,Ltd is expected to complete the detailed engineering design of the processing plant based on the new flowsheet by early April 2026. This will serve as the cost base to initiate the bidding process for construction. With most equipment already ordered, the primary budget variables for Package #3 would be the construction cost and materials

Packages #4 - External Powerline and standby diesel generators

The total distance of the external powerline is 61.3 km. The northern section (27.5 km) and three substations, with a $10.15 million budget, have been awarded to two Ecuadorian contractors last September, but only recently received the approval by CNEL required before construction can be started. The southern part (33.8 km) is pending the completion of detailed engineering design. The powerline is expected to be completed in 2027. As a backup plan, the company has ordered 14MW of diesel generator sets which will be delivered to site by December 2026 for installation. This mitigation plan will ensure power is available for commissioning of the process plant in July 2027, regardless of the External Powerline status.

Qualified Person

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (''NI 43-101'') and has reviewed and approved the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the recovery of the VAT as a tax credit, the construction schedule, duration, and costs for the development of the Project, date which the Project is scheduled to be in production; timing of execution of mining contract and mobilization of personnel and equipment to the Project, timing of completion of detailed engineering design,  delivery of diesel generators, and completion of powerline. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; activities of anti-mining groups; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in Ecuador and China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

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CO: Silvercorp Metals Inc.

CNW 17:05e 04-FEB-26